SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) hereby informs its shareholders and the market in general that the Statutory Audit and Risks Committee was implemented on May 18, 2018, as an auxiliary body of the Board of Directors, and its Internal Bylaws was also approved.

The Statutory Audit and Risks Committee complies with that observed in article 9, item III and article 24 of Law 13,303/2016 ("State-owned Companies Law") and article 15, item III and article 38 of Decree No. 8.945/2016, in addition to the requirements set forth in CVM Instruction 308, of May 14, 1999, with the amendments given by CVM Instruction 509, of November 16, 2011.

The Board members Mauro Gentile Rodrigues da Cunha (Committee Coordinator), Elvira Baracuhy Cavalcanti Presta and José Pais Rangel, were elected as members of the Statutory Audit and Risks Committee, whose summarized resume are on items 12.5 to 12.10 of the Company's Reference Form, as well as attachments to this Market Announcement.

The purpose of the Statutory Audit and Risks Committee is to advise Eletrobras 'Board of Directors and the Board of Directors of Eletrobras' subsidiaries in the fulfillment of its responsibilities of guidance and superior management, including, but not limited to, the analysis and issuance of recommendations on internal audit work, accounting and independent auditing, oversight, risks to be undertaken by the Company, internal controls, risk management and financial management, in order to increase the efficiency and effectiveness of the Board of Directors' decisions regarding matters related to your area of expertise.

Rio de Janeiro, May 29, 2018.

Armando Casado de Araujo

Chief Financial Officer and Investor Relations Officer

MARKET ANNOUNCEMENT

NAME	DATE OF BIRTH	MANAGING DEPARTMENT:	ELECTION DATE	TERM OF OFFICE
CPF (BRAZILIAN INDIVIDUAL TAXPAYERS’ REGISTRY)	OCCUPATION	ELECTIVE POSITION HELD:	INSTALLATION DATE	ELLECTED BY THE CONTROLLING SHAREHOLDER?
INDEPENDENT MEMBER?	NUMBER OF CONSECUTIVE OFFICES:	OTHER POSITIONS AND JOB TITLES TOOK UP IN THE ISSUER:

IF THE CANDIDATE HELD THE POSITION OF MEMBER OF THE BOARD OF DIRECTORS OR FISCAL COUNCIL, PLEASE STATE THE PERCENTAGE OF PARTICIPATION IN MEETINGS HELD BY THE DEPARTMENT DURING THE LAST YEAR, WHICH HAPPENED AFTER TAKING OFFICE.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
mauro gentile rodrigues cunha	11/06/1971	BOARD OF DIRECTORS	04/27/2018	UNTIL THE NEXT GSM TO BE HELD ON 2019.
004.275.077-66	ECONOMIST	MEMBER OF THE BOARD OF DIRECTORS		YES
Yes	0	Coordinator of the Audit and Risk Committee.
Not applicable.

Mr. Mauro Gentile Rodrigues Cunha, in the last 23 years, has developed a career focused on the fields of capital markets and corporate governance. From 1998 to 2012, the funds under its management or co-management exceeded the Ibovespa index by 11.5 percentage points per year, net of all costs. He was honored to participate in a select group of professionals who were deeply involved in the legal and regulatory improvements of the Brazilian market, including the creation of the Novo Mercado. He also had the opportunity to work with companies and their control groups to improve their corporate governance practices. The results included better returns for companies and their investors, as well as a better understanding of the corporate structures that are ideally suited to the culture and need of each economic group (which sometimes included closing its capital). One of its most significant achievements was connected to IBGC leadership, which has become one of the world's largest corporate governance institutes, building a national and international reputation for the quality of its content, its impact on society and its independence. Since March 2012, he is the president of the Association of Investors in Capital Markets - Amec. Prior to that, he served as an investment manager and analyst at several institutions such as Opus, Franklin Templeton, Bradesco Templeton, Professional Investor, Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity Group and Banco Pactual. He was Chairman of the board of IBGC from 2008 to 2009.

Mr. Mauro Gentile Rodrigues Cunha has not been the target, in the last 05 (five) years, of a) any criminal conviction, even if it has not been resorted to; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Mauro Gentile Rodrigues Cunha is not considered a person politically exposed under the terms of CVM Instruction 301.

Mr. Mauro Gentile Rodrigues Cunha did not run for elective positions in the Executive and/or Legislative branches in the last year.

He is an independent member as he does not fully fall under the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last 3 (three) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last 3 (three) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting from his/her interest in the capital.

MARKET ANNOUNCEMENT

ELVIRA BARACUHY CAVALCANTI PRESTA	06/18/1968	BOARD OF DIRECTORS	04/27/2018	UNTIL THE NEXT GSM TO BE HELD ON 2019.
590.604.504-00	Administrator	MEMBER OF THE BOARD OF DIRECTORS	05/09/2018	NO
Yes	0	Does not hold any other positions at Eletrobras
Not applicable.

Mrs. Elvira Baracuhy Cavalcanti Presta is an administrator of companies, graduated by UFPE (1990), Master in Business Management by the same institution (1997) and post-graduate in Business Management by Fundação Dom Cabral (2001). She studied executive education programs at IMD (Switzerland - 2015), ESADE (Spain 2016), Univesity of Chicago Graduate School of Business (USA - 2004) and Universidad Austral (Argentina 2006). In 2017, she attended the IBGC's training course of Board of Directors. As the Executive Director of Planning and Control of Neoenergia S.A. (Oct / 2013 - Aug / 2016), a holding company of the electric sector (distribution, generation, transmission and sale of electric energy) controlled by Previ, Banco do Brasil and Iberdrola (not part of the economic group of Eletrobras) and one year as Fiscal Counsel of Norte Energia S.A., as representative of Neoenergia. She was Finance Director of MRS Logística (Jul / 2010 - Sep / 2013), concessionaire of the rail network of MG, RJ and SP. She was Controller of the Light group (Aug / 2010 - Jun / 2013), distribution companies, generation and commercialization of electric energy (not part of the economic group of Eletrobras).

Eletrobras is not aware of the participation of Mrs. Elvira Baracuhy Cavalcanti Presta in other publicly held companies, nor in third sector organizations.

Mrs. Elvira Baracuhy Cavalcanti Presta has not been the target, in the last 05 (five) years, of a) any criminal conviction, even if it has not been resorted to; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mrs. Elvira Baracuhy Cavalcanti Presta is not considered a person politically exposed under the terms of CVM Instruction 301.

Mrs. Elvira Baracuhy Cavalcanti Presta did not run for elective positions in the Executive and/or Legislative branches in the last year.

She is an independent member as he does not fully fall under the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last 3 (three) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last 3 (three) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting from his/her interest in the capital.

MARKET ANNOUNCEMENT

José pais rangel	09/09/1940	Board of Directors	04/28/2017	UNTIL THE NEXT GSM TO BE HELD ON 2019.
239.775.667-68	Lawyer	MEMBER OF THE BOARD OF DIRECTORS	05/26/2017	YES
Yes.	01	Audit and Risk Committee effective member
94% with all justified absences

José Pais Rangel – 239.775.667-68

Mr. José Pais Rangel is a lawyer, with a solid career in publicly-held companies, he achived the following positions in the Banco Central do Brasil – BACEN: Capital Markets Inspector, Capital Markets Inspections Supervisor, Regional Market Surveillance Officer, Chief of the Public Debt Department, Market Operations Manager, Project Coordinator and deployer of the SELIC System in the Brazilian Financial Market, Founder and Member of the Board of Trustees of CENTRUS - Fundação Banco Central de Previdência Privada, Coordinator of the Unbundling Project for companies controlled by the Banco Central do Brasil, Chairman of the Board of Directors of Cia. América Fabril, member of the Board of Directors of Cia. Fábrica de Tecidos Dona Isabel, Advisor to the Presidency of the Republic - SEPLAN/Special Unbundling Committee, National Company of Textiles New America, Settlement of the following state-owned enterprises: DIGIBRÁS (Empresa Digital Brasileira S.A.) - DIGIDATA (Eletrônica S.A.) - PROEL (Processos Eletrônicos Ltda.). He currently holds the positions of: Vice-President of Banco Clássico SA, Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro - CEG, Member of the Board of Directors of Tractebel Energia S.A., Member of the Board of Directors of Kepler Weber S.A. and Member of the Board of Directors of Cia. Energética de Minas Gerais - CEMIG (publicly-held companies). He is an Investment Fund manager, accredited by the CVM.

Mr. José Pais Rangel has not been the target, in the last 05 (five) years, of a) any criminal conviction, even if it has not been resorted to; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity..

Mr. José Pais Rangel is considered a person politically exposed under the terms of CVM Instruction 301.

He is an independent member as he does not fully fall under the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last 3 (three) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last 3 (three) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting from his/her interest in the capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.